Talisman Energy Inc.

Suite 3400, 888 Third St. S.W.

Calgary, Alberta, T2P 5C5

Ardith D. Wagner

Assistant Secretary

Direct Phone: 403, 237-1378

Direct Fax:  403, 231-3633

February 11, 2003

TO:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Administrator of Securities

Newfoundland Securities Division

Northwest Territories Registrar of Securities

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Registrar of Securities

Quebec Securities Commission

Saskatchewan Securities Commission

Yukon Registrar of Securities

Nunavut Registrar of Securities

The Toronto Stock Exchange

Gentlemen:

Re:

Talisman Energy Inc. - Meeting of Shareholders

CUSIP No. 87425E-10-3 Common Stock

Pursuant to Part 2, item 2.2 of National Instrument 54-101, we hereby advise as follows with respect to the upcoming meeting of shareholders of common shares of Talisman Energy Inc.:

Type of Meeting:  Annual and Special Meeting of Shareholders

Record Date for Notice and Beneficial Owner Determination Date:  March 14, 2003

Meeting Date:  May 6, 2003, 11:00 a.m., Calgary time

Place of Meeting:  Calgary, Alberta (Hyatt Regency Calgary Hotel, 700 Centre Street South, Calgary, Alberta)

Class of Securities that entitle the holder to receive Notice of the Meeting and vote at the Meeting:  Common Shares (CUSIP No. 87425E-10-3)

Sincerely,

Ardith D. Wagner

Assistant Secretary

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